Exhibit 99.1

HAFNIA LIMITED: Annual Report 2024

Singapore, 30 April 2025

Hafnia Limited ("Hafnia", the "Company", OSE ticker code: "HAFNI", NYSE ticker code: “HAFN”)  today published and filed with the U.S. Securities and Exchange Commission its  2024 Annual Report on Form 20-F, which includes the Company’s audited financial statements for the year ended 31 December 2024.

Hafnia also today publishes its 2024 Integrated Annual Report, integrating the 2024 Annual Report on Form 20-F with the Company's sustainability reporting, which adheres to the EU’s Corporate Sustainability Reporting Directive (CSRD) and the European Sustainability Reporting Standards (ESRS). The 2024 Integrated Annual Report is also attached as a zipped file to this announcement on certain platforms in accordance with ESEF regulations.

Hafnia's 2024 Integrated Annual Report and 2024 Annual Report on Form 20-F are also available on the Company’s website. Shareholders may also request a printed copy of the 2024 Annual Report on Form 20-F free of charge by email to ir@hafnia.com.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.